PROSPECTUS	Pricing Supplement No. 4255
Dated May 17, 2005	Dated December 1, 2005
PROSPECTUS SUPPLEMENT	Rule 424(b)(3)
Dated August 24, 2005	Registration Statement No. 333-123085

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Fixed Rate Notes)

Issuer:	General Electric Capital Corporation
Ratings:	Aaa/AAA
Trade Date/Pricing Effective Time:	December 1, 2005, 11:00 A.M. Eastern Standard Time
Settlement Date (Original Issue Date):	December 6, 2005
Maturity Date:	November 15, 2011
Principal Amount:	US$600,000,000
Price to Public (Issue Price):	99.552%
Agents Commission:	0.300%
All-in Price:	99.252%
Accrued Interest:	US$ 333,333
Re-Offer Yield:	5.089%
Net Proceeds to Issuer:	US$ 595,845,333
Interest Rate Per Annum:	5.000%
Interest Payment Dates:	Semi-Annually on each May 15th and November 15th of each year, commencing May 15th, 2006 and ending on the Maturity Date
Day Count Convention:	30/360
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Call Dates (if any):	Not Applicable
Call Notice Period:	Not Applicable
Put Dates (if any):	Not Applicable
Pricing Supplement No. 4255 Page 2
Put Notice Period:	Not Applicable
Plan of Distribution:

The Notes are being purchased by the following financial institutions in their respective amounts (collectively, the "Underwriters"), as principal, at 99.552% of the aggregate principal amount less an underwriting discount equal to 0.30%% of the principal amount of the Notes.

Lead Manager:

Institution Commitment

Lehman Brothers Inc. $ 480,000,000

UBS Securities LLC 35,000,000

Co-Managers:

Blaylock & Partners, L.P. $ 85,000,000

Total $ 600,000,000

The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

CUSIP:	36962GT38
ISIN:	US 36962GT386
Common Code:	023763028
Reopening of Issue:

The Notes are intended to be fully-fungible and will form a single series with the Companys US$1,000,000,000 principal amount of Global Medium-Term Notes Due November 15, 2011 to be issued on December 2, 2005 under the Companys Pricing Supplement No. 4254 dated November 29, 2005.

Pricing Supplement No. 4255 Page 3
Additional Information:

General.

At September 30, 2005, the Company had outstanding indebtedness totaling $344.022 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at September 30, 2005, excluding subordinated notes payable after one year was equal to $341.143 billion.

Consolidated Ratio of Earnings to Fixed Charges.

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:

Year Ended December 31,

  1.52

  (Restated) 1.73
  (Restated) 1.66
  (Restated) 1.86
  (Restated) 1.89

Nine Months

Ended September

30, 2005 1.82

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges. Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

CAPITALIZED TERMS USED IN THIS PRICING SUPPLEMENT WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT